OMB APPROVAL
OMB Number: 3235-0058 Expires: March 30, 2011 Estimated average burden hours per response 2.50
SEC FILE NUMBER 000-50617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2010
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2003-C Limited Partnership
Full Name of Registrant

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In November 2005, we determined that all previously issued financial statements should no longer be relied upon and were being restated.  Since November 2005, Petroleum Development Corporation (“PDC”), as the managing general partner, has undertaken an evaluation of its accounting and reporting processes and has developed a plan to bring us current with our SEC reporting obligations.  We completed Part 1 of this plan with the filing of a Comprehensive 10-K for 2005-2007 on April 28, 2010.  We completed Part 2 of this plan with the filing of a Comprehensive 10-K for 2008-2009 on August 3, 2010.  With the completion of the 2008-2009 Form 10-K filing, our plan is to make additional filings to address our 2010 SEC reporting requirements in the fourth quarter of 2010.

We determined that we are not able to file a timely Form 10-Q for the quarter ended September 30, 2010 by the November 15, 2010 due date or by the November 22, 2010 extension date, because we have not completed the closing process of our books and records necessary to prepare the required financial statements for previous reporting periods.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes   No ☒

Form 10-Q for the quarter ended March 31, 2010 Form 10-Q for the quarter ended June 30, 2010 Form 10-Q for the quarter ended September 30, 2010

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We cannot comment on the results of our operations for the quarter ended September 30, 2010 until the ultimate resolution of the matter discussed above.

PDC 2003-C Limited Partnership
______________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2010	By	/s/ Gysle R. Shellum
Gysle R. Shellum, Chief Financial Officer of Petroleum Development Corporation